Contacts:

Lorus Therapeutics Inc. Bruce Rowlands Senior Vice President (416) 798-1200 ext. 338 browlands@lorusthera.com	Media Contact: Eliza Walsh / Amy Banek Mansfield Communications (416) 599-0024 / (212) 370-5045 eliza@mcipr.com	US Investor Relations Tim Clemensen Rubenstein Investor Relations (212) 843-9337 tim@rir1.com

TSX:

LOR

AMEX:

            LRP

LORUS THERAPEUTICS REPORTS YEAR END RESULTS FOR FISCAL YEAR 2004

TORONTO, CANADA – July 23, 2004 – Lorus Therapeutics Inc. (“Lorus”), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today reported financial results for the year ended May 31, 2004.  Unless specified otherwise, all amounts are in Canadian dollars.

YEAR 2004 AND SUBSEQUENT HIGHLIGHTS

  In June 2004 achieved full patient enrollment with over 400 patients enrolled into the pivotal Phase III FDA registration clinical trial of Lorus’ lead immunotherapeutic drug Virulizin(R) for the treatment of advanced pancreatic cancer.  The study exceeded the original target enrollment and at an earlier date.

  Entered into a worldwide exclusive out-licensing agreement with Cyclacel Limited of the UK for NC381 and a library of clotrimazole analogs.

  Initiated five clinical trials in collaboration with the US National Cancer Institute (NCI) for a phase II clinical program of GTI-2040 in patients with Acute Myeloid Leukemia (AML), breast cancer, non-small cell lung cancer, solid tumors and advanced unresectable colon cancer.

  Initiated a phase II clinical trial in hormone refractory prostate cancer patients with GTI-2501, one of the Company’s lead antisense drug candidates at three prominent Canadian cancer centers.

  After about three years of research, discovered novel low molecular weight compounds with anticancer and antibacterial activities. Lorus subsequently signed a collaboration agreement with the University of Toronto to provide further development for the compounds.

  Interim data was analyzed from the phase II clinical trial of GTI-2040 in combination with capecitabine for patients with advanced end-stage renal cell carcinoma who had failed two or more prior therapies before entering the study, exhibited extensive metastases, and were representative of a population with very poor prognostic outcome.  The data showed that more than half of the 21 evaluable patients in this study exhibited disease stabilization, ranging up to eight months. Tumor shrinkages of index tumors compared to baseline measurements were also observed in some patients.

  To increase Company exposure to US investors, obtained approval to list on the American Stock Exchange and commenced trading on the exchange on February 23, 2004.

“In 2004, Lorus continued to create shareholder value as it achieved several significant milestones in the fight against cancer,” said Dr. Jim Wright, CEO of Lorus.  “Both reaching full enrollment in the expanded Virulizin(R) Phase III clinical trial earlier than anticipated, as well as the expansion and initiation of the GTI-2040 and GTI-2501 Phase II clinical trials demonstrate Lorus’ commitment to bringing novel, high-safety and effective cancer therapies to a hard-to-treat patient population.   Lorus’ significant achievements in 2004 have necessitated increased spending,  however in 2005 we anticipate a decrease in our spending as our major clinical trial with Virulizin(R) is underway and there will be no further initiation costs incurred in 2005.   In the next fiscal year, the Company will focus on arrangements for the commercialization of Virulizin(R) and on partnerships and further development of lead technologies. ”

Net loss for the year ended May 31, 2004 totaled $30,301,000 ($0.18 per share) compared to a loss of $16,634,000 ($0.12 per share) for the previous fiscal year.  The Virulizin(R) Phase III clinical trial expansion that resulted in full enrollment in June 2004, the increased manufacturing and compliance activities and the procurement of drug supply for the U.S. NCI-sponsored Phase II clinical trial programs for GTI-2040 contributed to the increase for the year ended May 31, 2004.

Product, royalty and license revenue was $608,000 for the year ended May 31, 2004 compared to $66,000 for the previous fiscal year.   Included in revenue is an initial license fee of $546,000 received from Cyclacel Limited in connection with the out-licensing of Lorus’ small molecule program.

Research and development expenses for the year ended May 31, 2004 increased to $26,785,000 from $12,550,000 in the prior year.  The increase in expenditures on research and development activities relates primarily to higher clinical trial and regulatory expenditures for the continuation of the expanded pivotal Phase III clinical trial of Virulizin(R) for the treatment of advanced pancreatic cancer and the upfront procurement of the GTI-2040 drug for the US NCI-sponsored Phase II clinical trial programs initiated during 2004.

Consolidated Statements of Loss and Deficit

For the Years Ended May 31

(Amounts in 000's except for per common share data)	Year Ended May 31
(Canadian Dollars)	2004	2003	2002

Revenue	$ 608	$ 66	$ -
	608	66	-
Operating expenses
Cost of sales	28	55	-
Research and development	26,785	12,550	8,659
General and administrative	4,915	4,290	4,867
Depreciation and amortization	420	960	1,956
Operating expenses	32,148	17,855	15,482
Interest and other income	(1,239)	(1,155)	(1,995)
Loss for the period	30,301	16,634	13,487
Deficit, beginning of period	91,503	74,869	61,382
Deficit, end of period	$ 121,804	$ 91,503	$ 74,869
Basic and diluted loss
per common share	$ 0.18	$ 0.12	$ 0.09
Weighted average number of
common shares outstanding
used in the calculation of basic
and diluted loss per share	171,628	144,590	143,480

Selected Balance Sheet Information

As at May 31

(Amounts in 000's Canadian Dollars)	2004	2003

Cash, cash equivalents and short-term investments	$ 26,728	$ 25,124
Prepaid expenses and amounts receivable	1,697	1,104
Total current assets	28,425	26,228
Fixed assets	1,471	1,507
Goodwill	606	606
Acquired research and development	3,922	5,669
Accounts payable and accrued liabilities	5,825	5,360
Share capital	150,403	120,398
Deficit accumulated during development stage	(121,804)	(91,503)

Media, members of the financial community and shareholders are invited to listen to the Company's quarterly earnings presentation through an audio webcast on the company's website at www.lorusthera.com on Friday, July 23, 2004.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical developments and marketing may be done in cooperation with strategic pharmaceutical partners.  Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.